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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F
                                -----           -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No   X
                                  -----    -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ST ASSEMBLY TEST SERVICES LTD
                                     By:



                                     /s/ Tan Lay Koon
                                     -------------------------------------------
                                     Name  : Tan Lay Koon
                                     Title : President & Chief Executive Officer
                                     Date  : 9 September, 2002

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                      ST ASSEMBLY TEST SERVICES LTD (STATS)

    Notice of Director's Or Officer's Change in Interest in STATS Securities



Name of Director or Officer          : Steven Hugh Hamblin
                                       -----------------------------------------

Date of notice to STATS              : 9 September 2002
                                       -----------------------------------------

Date of change of shareholding       : 6 September 2002
                                       -----------------------------------------

Name of registered holder            : Steven Hugh Hamblin
                                       -----------------------------------------

Circumstances giving rise to change  : Purchase
                                       -----------------------------------------

Number of shares of the change       : 500 ADSs ("American Depositary Shares")**
                                       -----------------------------------------

Percentage of issued share capital*  : 0%
                                       -----------------------------------------

Consideration per share              : US$7.62 per ADS**
                                       -----------------------------------------


--------------------------------------------------------------------------------
SUMMARY TABLE                              BEFORE CHANGE        AFTER CHANGE
--------------------------------------------------------------------------------
Number of shares                              50,000               55,000
--------------------------------------------------------------------------------
Percentage of issued share capital*             0.01%                0.01%
--------------------------------------------------------------------------------

* Based on 992,095,275 ordinary shares of par value S$0.25 ("Shares") as of 2 September 2002.

**   Each ADS represents 10 Shares.



Information declared by:-



/s/ Steven Hugh Hamblin
-------------------------
Name: Steven Hugh Hamblin
Designation: Director
Date: 9 September 2002